15048513

SEC Mail Processing Section

MAR 02 2015

Washington DC 403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69309

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWCD LLC dba Campfire Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

81 Campfire Road
(No. and Street)

Chappaqua	NY	10514
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Gaudet (917) 327-4561
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street	Chestnut Hill	MA	02467
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/11

OATH OR AFFIRMATION

I, Peter W. Gaudet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SWCD LLC dba Campfire Capital ("Company"), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE

Peter W. Gaudet

Sworn and subscribed to before me this 26th day of February, 2015.

GERALDINE L. CARPINO
Notary Public, State of New York
No. [illegible]
Qualified in Westchester County
Commission Expires 7/22/17

This report contains (check all applicable boxes):

Report of Independent Registered Public Accounting Firm

(x) (a) Facing page.
(x) (b) Balance Sheet.
(x) (c) Statement of Operations.
(x) (d) Statement of Member's Equity.
(x) (e) Statement of Changes in Cash Flows.
(x) (f) Statement of Changes in Subordinated Liabilities
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Affirmation.
(x) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
(x) (o) Review report on managements' assertion letter regarding (k)(2)(i).
(x) (p) Management's assertion letter regarding (k)(2)(i)

CONTENTS

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of:
SWCD LLC dba Campfire Capital

We have audited the accompanying financial statements of SWCD LLC dba Campfire Capital (the Company), a New York company, which comprise the statement of financial condition as of December 31, 2014, and the related statements of loss, changes in member's equity and cash flows for the period from April 29, 2014 through December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of SWCD LLC dba Campfire Capital as of December 31, 2014, and the results of its operations and its cash flows for the period from April 29, 2014 through December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Samet & Company PC

Samet & Company, PC
Chestnut Hill, Massachusetts
February 26, 2015

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

SWCD LLC dba Campfire Capital
Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 27,141
Accounts Receivable	4,200
Prepaid expenses	1,063
Computer Equipment	1,926
Total Assets	34,330

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 7,298
Total liabilities	7,298
Member's equity	27,032
Total Liabilities and Member's Equity	$ 34,330

See accompanying notes to the financial statements

SWCD LLC dba Campfire Capital
Statement of Loss
April 29, 2014 to December 31, 2014

		April 29, 2014 to December 31, 2014
Revenues:		
Retainers	$	33,600
Expenses:		
Consulting and professional fees		29,778
Travel		8,302
Meals and entertainment		4,557
Communications, software and technology		576
Charitable Contributions		1,555
Regulatory fees		889
Office		786
Other Expenses		606
Casualty loss on computer equipment		1,854
Total Operating expenses		48,903
Net Loss	$	(15,303)

See accompanying notes to the financial statements

SWCD LLC dba Campfire Capital
Statement of Changes in Member's Equity
April 29, 2014 to December 31, 2014

		April 29, 2014 to December 31, 2014
Balance April 29, 2014	$	42,335
Net loss		(15,303)
Balance December 31, 2014	$	27,032

See accompanying notes to the financial statements

SWCD LLC dba Campfire Capital
Statement of Cash Flows
April 29, 2014 to December 31, 2014

		April 29, 2014 to December 31, 2014
Cash flows from operating activites:		
Net loss	$	(15,303)
Adjustments to reconcile net loss to net cash used by operating activities:		
Write down on computer equipment		1,854
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Accounts Receivable		(4,200)
Prepaid expenses		(1,063)
Accounts payable and accrued expenses		7,046
Net cash used by operating activities		(11,666)
Cash Flows from investing activities:		
Computer Equipment		(1,926)
Net Cash used by investing activites		(1,926)
Net decrease in cash		(13,592)
Cash, beginning		40,733
Cash, ending	$	27,141

See accompanying notes to the financial statements

Notes to Financial Statements
April 29, 2014 to December 31, 2014

NOTE 1 – DESCRIPTION OF THE COMPANY

SWCD LLC dba Campfire Capital (the "Company") formed on June 19, 2008, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the private placement of securities, mergers & acquisitions advisory services, corporate finance & development services, and investment banking advisory services. The Company received its FINRA approval for membership on April 29, 2014. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents. At December 31, 2014, there were no cash equivalents.

Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. No depreciation expense was recorded during the eight months ended December 31, 2014.

Revenue Recognition:
The Company enters into agreements with customers for advisory services, service fees, mergers and acquisitions and private placement transactions. Accordingly, management recognizes fee advisory fee income as services are performed and success fees when the transaction is completed.

Accounts Receivable:
An allowance for doubtful accounts is maintained based on management's assessment of the collectability of accounts receivable. The Company includes accounts receivable balances that are determined to be uncollectible, along with a general reserve, in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, the Company believes no allowance for doubtful accounts is necessary as of December 31, 2014.

Income Taxes:
The sole member of the Company has elected to have the Company taxed as a single member LLC. Accordingly, the Company is not subject to federal or state income taxes. All taxable income or loss and tax credits are reflected on the income tax returns of the member.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Tax Positions:
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Company's federal and state income tax returns are generally open for examination for the past three years.

Estimates:
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:
The carrying amounts of financial instruments, including cash, prepaid expenses and accounts payable and accrued expenses approximates fair value due to the short maturities of these assets and liabilities.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company utilizes office space owned by the sole member. No rent was charged to the Company during the eight months ended December 31, 2014.

NOTE 4 – CONCENTRATIONS

Customers
The Company earned 100% of its revenue from one customer during the eight months ended December 31, 2014.

NOTE 4 – CONCENTRATIONS (CONTINUED)

Cash
The Company maintains its cash at financial institutions in bank deposits, which may exceed federally insured limits. The Company has not experienced any losses in such accounts. Company management believes it is not exposed to any significant risk with respect to cash.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 12.5% of aggregate indebtedness (during the first 12 months of membership), as defined, or $5,000, whichever is greater. At December 31, 2014, the Company had net capital of $19,843 which was $14,843 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was .37 to 1.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 26, 2015, the date the financial statements were issued. Based on this evaluation, no disclosures or adjustments to the financial statements were required.

SWCD LLC dba Campfire Capital

Computation of Net Capital Pursuant to
Uniform Capital Rule 15c3-1
December 31, 2014

Member's equity		$	27,032
Non-allowable assets:			
Accounts Receivable	4,200		
Prepaid expenses	1,063		
Computer Equipment	1,926		
			7,189
Net capital			19,843
Minimum net capital required		$	487
Minimum dollar net capital required			5,000
Net capital requirement			5,000
Excess net capital		$	14,843
Net capital less 120% of minimum dollar net capital required		$	13,843
Ratio of aggregate indebtedness to net capital			36.8%
Aggregate Indebtedness			
Accounts payable and accrued expenses			7,298
Total aggregate indebtedness		$	7,298

Reconciliation with the Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited) focus report	$	19,843
Net capital per above	$	19,843

See the accompanying notes to the financial statements

SWCD LLC DBA CAMPFIRE CAPITAL

REPORT UNDER THE EXEMPTION CONTAINED IN RULE 15c3-3

For the Period from April 29, 2014 through December 31, 2014

TABLE OF CONTENTS

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
SWCD LLC dba Campfire Capital

We have reviewed management's statements, included in the accompanying Report Under the Exemption Contained in Rule 15c3-3, in which (1) SWCD LLC dba Campfire Capital identified the following provisions of 17 C.F.R. §15c3-3(k) under which SWCD LLC dba Campfire Capital claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) SWCD LLC dba Campfire Capital stated that SWCD LLC dba Campfire Capital met the identified exemption provisions throughout the period ended December 31, 2014, without exception. SWCD LLC dba Campfire Capital's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SWCD LLC dba Campfire Capital's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samet & Company PC

Chestnut Hill, Massachusetts

February 26, 2015

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467
617.731.1222
617.734.8052 fax
www.samet-cpa.com

CAMPFIRE
CAPITAL

Assertions Regarding Exemption Provisions

I, as the sole member of management of SWCD LLC dba Campfire Capital ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from June 1, 2014 to December 31, 2014.

SWCD LLC dba Campfire Capital

By:

Peter W. Gaudet, Sole member

February 3, 2015
(Date)

81 Campfire Road, Chappaqua, NY 10514
914-861-2113
info@campfirecap.com